                        [AXCAN PHARMA INC. LETTERHEAD]


SOURCE:                                                       AXCAN PHARMA INC.

TSE SYMBOL (Toronto Stock Exchange):                                        AXP
NASDAQ SYMBOL (NASDAQ National Market):                                    AXCA

DATE:                                                              May 10, 2001
News Release for immediate distribution

                    SECOND QUARTER AND FIRST HALF RESULTS

                  AXCAN SALES INCREASE 58% IN SECOND QUARTER
                          FIRST HALF EARNINGS TRIPLE


            -   EPS INCREASE TO $0.07 VERSUS $(0.03) A YEAR EARLIER

                      -   EBITDA INCREASES ALMOST 200%

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") announced today a sharp increase in sales and earnings for the second quarter ended March 31, 2001, and for the first half of its fiscal year.

"Axcan's revenues rose almost 58% in the second quarter and EBITDA rose close to 200% for the same period, reflecting our continued increase in market penetration in the United States," said Mr. Leon Gosselin, President and CEO of the Company. "We are very encouraged by our performance in the first half and are confident that we will be able to meet our objectives for the year. These results validate our marketing strategy and reflect the quality of our sales force in Canada and the United States. Because of its broad line of gastroenterology products in both Canada and the United States, Axcan has solidified its leadership position in North America in this field. Our intention now is to reinforce that position even further, to continue to develop our pipeline and to gradually move into the promising European market," he added.

QUARTERLY RESULTS

Revenue for the second quarter ended March 31, 2001, (all amounts are in U.S. dollars) was $24.6 million compared to $15.6 million for the same period of the preceding year, a 58% increase. In the first quarter of last year, Axcan sales included an unusually high volume caused by Y2K concerns. As a consequence, sales in the second quarter of the year ended September 30, 2000, were affected by inventory drawdowns of wholesalers. For the six-month period ended March 31, 2001, revenue was $49.0 million compared to $40.9 million for the corresponding period in fiscal 2000, an increase of 20%. Sales of PHOTOFRIN, a product acquired by Axcan in June of 2000, contributed to this increase.

Earnings from continuing operations were $2.5 million or $0.07 per share, for the three months ended March 31, 2001, compared to a loss of $0.8 million or $0.03 per share for the three months ended March 31, 2000, and $4.3 million or $0.12 per share, for the six months ended March 31, 2001, compared to $1.1 million or $0.05 per share for the corresponding period of the preceding year.

Net earnings were $2.5 million or $0.07 per share for the three months ended March 31, 2001, compared to a net loss of $0.7 million or $0.03 per share for the three months ended March 31, 2000. Net earnings for the six months ended March 31, 2001, were $4.3 million or $0.12 per share compared to $1.4 million or $0.06 per share for the corresponding period of the preceding year. The weighted average number of common shares outstanding used to establish the per share amounts increased from $22.5 million for the six months ended March 31, 2000 to $34.5 million for the six months ended March 31, 2001, following two public equity offerings in fiscal 2000.

Cost of goods sold was $6.2 million for the three-month period ended March 31, 2001, compared to $3.9 million for the corresponding period in fiscal 2000. Cost of goods sold was $12.2 million for the six-month period ended March 31, 2001, compared to $10.7 million for the same period of the preceding year. As a percentage of revenue, cost of goods sold decreased to 24.9% for the six months ended March 31, 2001, from 26.3% for the corresponding period in the previous fiscal year. This decrease was due primarily to an increase in sales of products with higher margins. For the three months ended March 31, 2001, the cost of goods sold as a percentage of revenue was the same as for the corresponding period of the preceding year at 25%.

Selling and administrative expenses were $9.0 million for the three months ended March 31, 2001, compared to $7.8 million for the three months ended March 31, 2000, and $18.4 million for the six months ended March 31, 2001, compared to $15.2 million for the corresponding period of the preceding year. These increases are mainly due to the additions of field sales force representatives in the United States, to increased marketing efforts following the integration of URSO 250 and VIOKASE in Axcan Scandipharm's product line, to the acquisition of world-wide rights to PHOTOFRIN as well as to the newly initiated marketing of CANASA 500 mg suppositories in the United States.

Research and development expenses were $1.5 million for the three months ended March 31, 2001, compared to $1.3 million for the three months ended March 31, 2000, and $3.5 million for the six months ended March 31, 2001, compared to $2.3 million for the same period of the previous year. This increase is due to the cost of the pivotal HELICIDE Phase III studies as well as increased activities in relation to the development of new products and new indications for existing products.

Financial expenses were $1.1 million for the three months ended March 31, 2001, compared to $1.9 million for the three months ended March 31, 2000, and $2.4 million for the six months ended March 31, 2001, compared to $5.9 million for the six months ended March 31, 2000. The unusually high financial expenses for the six months ended March 31, 2000, were primarily attributable to interest expense related to loans of approximately $93 million in the aggregate used to acquire Axcan Scandipharm. These loans have since been reimbursed.


                                                               AXCAN PHARMA INC.

Depreciation and amortization was $3.0 million for the three months ended March 31, 2001, compared to $2.6 million for the corresponding period of the preceding year and $6.0 million for the six months ended March 31, 2001, compared to $5.0 million for the six months ended March 31, 2000. The increase primarily results from the amortization of the world-wide PHOTOFRIN rights acquired in June 2000.

For the six months ended March 31, 2001, cash flow from continuing operations was $5.0 million compared to $4.4 million for the corresponding period of the preceding year. For the six months ended March 31, 2001, Axcan used $8.5 million net cash for repayment of long term debt and $3.0 million for acquisition of capital assets, which resulted in a decrease in cash and cash equivalents of $6.0 million since September 30, 2000.

The balance sheet remains very strong, with cash, cash equivalents and short-term investments of $15.3 million, working capital of $30.1 million and shareholders' equity of $166.0 million.

HIGHLIGHTS OF THE QUARTER

- Revenues of $24.6 million for the quarter, up 58% over the same quarter of the previous fiscal year;

- EBITDA of $7.9 million for the quarter, up 199% over the same quarter last year;

- Earnings for the second quarter and first half of $2.5 million and $4.3 million respectively;

- Sharp increase for the quarter in earnings per share to $0.07 from a loss per share of ($0.03) for the same quarter of the previous fiscal year despite a 31.5% increase in the number of weighted common shares outstanding;

- A 215% increase in earnings in the first half compared to the same period last year, with earnings per share more than doubling for the first half to $0.12 per share compared to $0.06 per share for the same period last year;

- CANASA 500 mg mesalamine (5-ASA) rectal suppositories were approved by the FDA following an expedited review. These suppositories, indicated for the treatment of active ulcerative proctitis, were launched in April and are marketed through Axcan's own specialized sales and marketing organization. The total market for mesalamine suppositories is approximately US$20 million.

- Axcan recently announced the U.K. launch of PHOTOFRIN for the palliative treatment of late-stage lung cancer and advanced oesophageal cancer, following the granting of full marketing authorization by the U.K. authorities. This will allow Axcan to actively market PHOTOFRIN that was only available on a named-patient basis since its approval;

- Axcan expanded its intellectual property base by licensing rights for a series of ursodiol formulations and compounds that may replace URSO 250 in Axcan's liver disease development programs and related studies.

Axcan will hold an analyst and institutional investor conference call to discuss second quarter results on Thursday, May 10, at 4:30 P.M. EST. The call will be broadcast live via


                                                               AXCAN PHARMA INC.

the Internet at www.axcan.com. A replay of the call will be available via the Internet and also via telephone at 1 (800) 558-5253, access code 1861-3091.

Axcan Pharma is North America's leading specialty pharmaceutical company in the field of gastroenterology with approximately 80% of its revenues derived from the United States and 20% from Canada. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

This press release contains forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug or vaccine thereafter. Investors should consult the Corporation's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

The names CANASA, HELICIDE, PHOTOFRIN, URSO 250 and VIOKASE appearing in this press release are trademarks of Axcan and Axcan Scandipharm Inc. ("Axcan Scandipharm"), a wholly-owned subsidiary of Axcan.

                                      -30-

INFORMATION:      DAVID W. MIMS
                  Executive Vice President & Chief Operating Officer
                  Tel: (205) 991-8085

or                ISABELLE ADJAHI
                  Director, Investor Relations
                  Tel: (450) 467-5138

                  Web:  http://www.axcan.com


                                                               AXCAN PHARMA INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                    MARCH 31       SEPTEMBER 30
--------------------------------------------------------------------------------
in thousands of U.S. dollars                          2001             2000
                                                        $                $
ASSETS
     Current assets
        Cash and cash equivalents                      5,166          11,135
        Short - term investments                      10,088           9,787
        Accounts receivable                           20,415          14,776
        Income taxes receivable                          947           3,301
        Inventories                                   16,277          13,335
        Prepaid expenses and deposit                   1,680           2,014
        Future income taxes                            3,298           2,315
--------------------------------------------------------------------------------
                                                      57,871          56,663
     Investment in a private company                   1,156           1,156
     Other investments                                   664             682
     Capital assets                                  166,003         168,138
     Future income taxes                               3,419           6,173
     Goodwill                                         20,480          21,240
--------------------------------------------------------------------------------
                                                     249,593         254,052
================================================================================

LIABILITIES
     Current liabilities
        Accounts payable                              15,156          15,620
        Income taxes payable                           2,604           1,722
        Instalments on long-term debt                  9,432          10,614
        Future income taxes                              581             467
--------------------------------------------------------------------------------
                                                      27,773          28,423
     Long-term debt                                   29,379          36,688
     Future income taxes                              25,689          26,655
     Non-controlling interest                            751             556
--------------------------------------------------------------------------------
                                                      83,592          92,322
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
     Equity component of purchase price                2,704           2,704
     Capital stock                                   153,076         152,905
     Retained earnings                                11,295           7,195
     Accumulated foreign currency
        translation adjustments                       (1,074)         (1,074)
--------------------------------------------------------------------------------
                                                     166,001         161,730
--------------------------------------------------------------------------------
                                                     249,593         254,052
================================================================================


                                                               AXCAN PHARMA INC.

CONSOLIDATED CASH FLOWS (UNAUDITED)

                                                                                THREE-MONTH                       SIX-MONTH
                                                                                  PERIODS                          PERIODS
                                                                              ENDED MARCH 31                   ENDED MARCH 31
------------------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                                 2001        2000                 2001        2000
                                                                               $           $                    $           $
OPERATIONS
    Earnings (loss) from
     continuing operations                                                   2,492        (754)               4,313       1,103
    Non-cash items
      Interest                                                                (132)     (1,140)                (296)      1,011
      Depreciation and
       amortization                                                          2,980       2,859                5,985       5,430
      Gain on disposal of assets                                              (131)         --                 (141)         --
      Foreign currency fluctuation                                            (148)       (388)                  (3)       (154)
      Future income taxes                                                     (230)        134                  872      (1,255)
      Shares in earnings of
       companies subject to
       significant influence                                                    --        (203)                  --         (99)
      Changes in working capital items
       from continuing operations                                           (6,730)     (3,224)              (5,685)     (1,590)
------------------------------------------------------------------------------------------------------------------------------------
    Cash flows from continuing operations                                   (1,899)     (2,716)               5,045       4,446
    Cash flows from discontinued operations                                     --         104                   --         181
------------------------------------------------------------------------------------------------------------------------------------
    Cash flows from operating activities                                    (1,899)     (2,612)               5,045       4,627
------------------------------------------------------------------------------------------------------------------------------------

FINANCING
    Repayment of notes payable                                                  --          --                   --     (67,164)
    Repayment of long-term debt                                             (1,379)     (1,874)              (8,491)    (10,664)
    Non-controlling interest                                                    --          --                  195          --
    Issue of shares                                                            105       3,303                  171      34,964
    Share issue expenses                                                        --         289                   --      (1,721)
    Cash flows from discontinued operations                                     --          (4)                  --          (9)
------------------------------------------------------------------------------------------------------------------------------------
    Cash flows from financing activities                                    (1,274)      1,714               (8,125)    (44,594)
------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT
                                                                                                                        -------
    Acquisition of short-term investments                                  (25,103)         --              (25,103)         --
    Disposal of short-term investments                                      25,098          --               25,098      19,300
    Acquisition of investments                                                  --          38                  (66)        (84)
    Disposal of investments                                                    186          34                  193         324
    Acquisition of capital assets                                           (1,215)       (547)              (3,044)       (808)
    Disposal of capital assets                                                  --          33
    Other                                                                       --       1,140                   --      (1,495)
    Cash flows from discontinued operations                                     --          10                   --          10
------------------------------------------------------------------------------------------------------------------------------------
    Cash flows from investment activities                                   (1,034)        675               (2,889)     17,247
------------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gain on cash held
      in foreign currency                                                       --          (8)                  --          47
------------------------------------------------------------------------------------------------------------------------------------
    NET DECREASE IN CASH
      AND CASH EQUIVALENTS                                                  (4,207)       (231)              (5,969)    (22,673)
    Cash and cash equivalents, beginning of period                           9,373       5,117               11,135      27,559
------------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents, end of period                                 5,166       4,886                5,166       4,886
------------------------------------------------------------------------------------------------------------------------------------


                                                               AXCAN PHARMA INC.

CONSOLIDATED EARNINGS (UNAUDITED)

                                                                        THREE-MONTH PERIODS              SIX-MONTH PERIODS
                                                                           ENDED MARCH 31                  ENDED MARCH 31
in thousands of U.S. dollars, except amounts per share                 2001            2000            2001            2000
                                                                         $               $               $               $
 Revenue                                                               24,636          15,607          49,017          40,885
------------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                      6,200           3,915          12,211          10,745
Selling and administrative expenses                                     8,962           7,756          18,386          15,230
Research and development expenses                                       1,517           1,276           3,527           2,319
------------------------------------------------------------------------------------------------------------------------------------
                                                                       16,679          12,947          34,124          28,294
------------------------------------------------------------------------------------------------------------------------------------
                                                                        7,957           2,660          14,893          12,591
------------------------------------------------------------------------------------------------------------------------------------
Financial expenses                                                      1,110           1,941           2,401           5,853
Interest income                                                          (225)            (95)           (584)           (643)
Depreciation and amortization                                           2,980           2,619           5,985           4,954
------------------------------------------------------------------------------------------------------------------------------------
                                                                        3,865           4,465           7,802          10,164
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                     4,092          (1,805)          7,091           2,427
Income taxes                                                            1,600          (1,051)          2,778           1,324
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss)
   from continuing operations                                           2,492            (754)          4,313           1,103
Earnings
   from discontinued operations                                            --              92              --             267
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                     2,492            (662)          4,313           1,370
====================================================================================================================================

Per common share:
   Earnings (loss)
          from continuing operations                                     0.07           (0.03)           0.12            0.05
====================================================================================================================================

   Earnings
          from discontinued operations                                     --              --              --            0.01
====================================================================================================================================

   Net earnings (loss)                                                   0.07           (0.03)           0.12            0.06
====================================================================================================================================
Weighted average number
   of common shares                                                34,539,080      26,264,754      34,529,931      22,505,112


CONSOLIDATED RETAINED EARNINGS (UNAUDITED)

                                          THREE-MONTH PERIODS  SIX-MONTH PERIODS
                                            ENDED MARCH 31       ENDED MARCH 31
--------------------------------------------------------------------------------
in thousands of U.S. dollars               2001        2000     2001      2000
                                             $           $        $         $
Balance, beginning of period               8,905       4,937    7,195     4,166
Net earnings (loss)                        2,492        (662)   4,313     1,370
Common share issue expenses                   --        (174)      --    (1,435)
Cumulative dividends on preferred shares    (102)         --     (213)       --
--------------------------------------------------------------------------------
Balance, end of period                    11,295       4,101   11,295     4,101
================================================================================


                                                               AXCAN PHARMA INC.